Filed by Graf Global Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Graf Global Corp.

Commission File No.: 001-42142

Date: July 27, 2026

On July 27, 2026, The Hollywood Reporter published the following article regarding the previously disclosed Business Combination Agreement, dated as of June 12, 2026, by and among Graf Global Corp., BIG3 HoldCo LLC and Halfcourt Holdco, Inc., among other parties:

Want To Own a Sports League? Ice Cube’s BIG3 Bets That Being Public Can Be a Propellant

The three on three basketball league is banking on a red-hot sports environment to bring in new investors, and potentially new and more lucrative media deals too.

BY ALEX WEPRIN

JULY 27, 2026 8:50AM

BIG3 Championship PHOTO BY KEVIN C. COX/GETTY IMAGES FOR BIG3)

When Ice Cube launched the BIG3 in 2017, he framed it as “changing the game.”

The league, which has a media rights deals with CBS and Fubo, ended up being a survivor: The rare startup sports league that has survived, not only COVID, which stressed the major leagues to their limits, but also a media environment where breaking through is challenging at best, impossible at worst.

“The vast, vast majority of leagues fail. I think since we started, it’s been over 100 leagues that have started and failed,” says Jeff Kwatinetz, who co-founded BIG3 with Cube. “I think the most important achievement is that the fans and the players love our sport, and it’s accepted as a real professional sport, and viewed as something that is worth people being fans of. It can’t be underestimated.

“Look at LIV [LIV golf] as an extreme example, in dollars, they couldn’t get people to really care about the sport. They had 150,000, 200,000 people watching the matches,” he adds. “We have 600,000 people watching. Ultimately, you could market to the fans, but if they don’t accept the sport and care about it, then you’re kind of dead in the water.”

BIG3 now plans to leverage those fans, which are still modest in size compared to the largest sports leagues in the world, to help get it to the next level. The company is set to go public in the coming months via a SPAC merger, valuing the league at about $290 million.

“Cube always says ‘changing the game,’ and I think that there is a lot of demand for people wanting to be involved in the sports sector,” Kwatinetz says. “There’s just not a lot of opportunities for a regular investor to be able to invest in sport unless you’re a billionaire and you could afford to buy an NFL or an NHL team. It’s very hard to get access to it.

“We want people to kind of be part of the league, the growth, and to feel part of it in the same way that people, when they gamble on games, they tend to watch them more,” he adds, noting that getting buy-in from investors could turn them into fans. We believe if retail investors are able to invest or even hear about investing in the league, it gives them something else to root for, and gives them a feeling that they’re part of the league, which they would be. So we think it’s a better way of going and funding the league rather than continuously doing private rounds.”

“The NHL has many, many more times inventory than we have, which is more valuable to the media partners and more valuable to the sponsors because they deliver a massive cumulative audience, so I think in terms of media that’s where we have to get,” Kwatinetz says. “Part of why we’re doing the IPO is to be able to finance doing more games, more teams, so there’s more inventory.

Longer-term, Cube and Kwatinetz want to have a league that stands on its own, with a thriving fanbase that media operators will want to fight over.

“If you look at the most successful leagues, the NFL, NBA, NHL, MLS, even WNBA, I mean, they’ve been around for decades,” Kwatinetz says. “Nine years seems like a very long time to Cube and I because we’ve been working on it every day of our lives for the last 10 years, but to the sports industry, we’re still closer to neophytes than we are to long-term leagues.”

IMPORTANT LEGAL INFORMATION

Additional Information about the Business Combination and Where to Find It

An investor presentation, the Business Combination Agreement (“BCA”), dated as of June 12, 2026, by and among Graf Global Corp. (“GRAF”), BIG3 HoldCo LLC (“BIG3”), Halfcourt Holdco, Inc. (“Pubco”) and the other parties thereto, and related transaction documentation were filed with the SEC as exhibits to Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2026, and available on the SEC website at www.sec.gov.

In connection with the proposed business combination, the parties to the BCA (the “Parties”) intend to file relevant materials with the SEC, including a registration statement on Form S-4 that PubCo and BIG3 intend to file in connection with the proposed business combination (the “Registration Statement”), and after the Registration Statement is declared effective, GRAF will mail the proxy statement included therein to holders of GRAF’s ordinary shares in connection with GRAF’s solicitation of proxies for the vote of the GRAF shareholders with respect to the proposed business combination.

This communication is not a substitute for the Registration Statement or any other document that may be filed by the Parties with the SEC. INVESTORS AND SHAREHOLDERS OF GRAF ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED BY EACH OF THE PARTIES WITH THE SEC IN CONNECTION WITH THE TRANSACTION, INCLUDING THE REGISTRATION STATEMENT (WHEN THEY ARE AVAILABLE), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are or will be able to obtain these documents (when they are available) free of charge from the SEC’s website at www.sec.gov.

Participants in the Solicitation

The Parties and their respective directors, managers and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of GRAF’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests of GRAF’s directors and officers in the proposed business combination in GRAF’s filings with the SEC, including GRAF’s Annual Report filed on Form 10-K under the headings “Directors, Executive Officers and Corporate Governance”, “Executive Compensation”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Certain Relationships and Related Transactions, and Director Independence”, which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1897463/000110465926058645/tmb-20251231x10k.htm and in GRAF’s definitive proxy statement filed with the SEC on Schedule 14A, under the heading “Interests of the Graf Insiders”, which is available at https://www.sec.gov/Archives/edgar/data/1897463/000110465926071445/tm2615987d2_def14a.htm. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GRAF’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement, which is expected be filed by PubCo and BIG3 with the SEC. Investors, shareholders and other interested persons are urged to read the Registration Statement and proxy statement/prospectus included therein and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed business combination. Investors, shareholders and other interested persons will be able to obtain free copies of the Registration Statement and proxy statement/prospectus and other documents containing important information about the Parties through the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Parties and the proposed business combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding the Parties, the proposed business combination and statements regarding the anticipated benefits and timing of the completion of the proposed business combination, the assets held by the Parties, the anticipated business of BIG3 and the market in which it operates, planned business strategies, plans and use of proceeds, objectives of management for future operations of BIG3, expected operating costs of PubCo, BIG3 and their subsidiaries, the upside potential and opportunity for investors, BIG3’s plan for value creation and strategic advantages, market size and growth opportunities, competitive position and the interest of other corporations in similar business strategies, market trends, future financial condition and performance and expected financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination and the level of redemptions of GRAF’s public shareholders, and the Parties’ respective or collective expectations, intentions, strategies, assumptions, or beliefs about future events, results of operations, or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “intend,” “future,” “potential,” “plan,” “may,” “will,” “will be,” “will continue,” and similar expressions; but this communication may include other forward-looking information and data that are not preceded by any of the foregoing words. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: uncertainties as to the timing of the proposed business combination; the risk that the proposed business combination may not be completed in a timely manner or at all; the risk that the proposed business combination may not be completed by GRAF’s business combination deadline; the failure by the Parties to satisfy the conditions to the consummation of the proposed business combination, including the approval of GRAF’s shareholders; the risk that the announcement and pendency of the proposed business combination could have adverse effects on the market price of GRAF’s securities, including if the proposed business combination is not consummated; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the failure of PubCo to obtain or maintain the listing of its securities on a national securities exchange after the closing of the proposed business combination; costs related to the proposed business combination; changes in business, market, financial, political and regulatory conditions; the effect of the announcement or pendency of the proposed business combination on BIG3’s ability to retain and hire key personnel, to maintain relationships with business partners, or its operating results and business generally; risks related to diverting BIG3’s management’s attention from BIG3’s ongoing business operations; risks related to increased competition in the industries in which BIG3 will operate; risks that after consummation of the proposed business combination, BIG3 experiences difficulties managing its growth, expanding operations, or executing its strategies; the risk that the expected benefits of the proposed business combination are not realized when and as expected; the outcome of any potential legal proceedings that may be instituted against the Parties or others following announcement of the proposed business combination; and those risk factors discussed in documents of PubCo, BIG3 or GRAF filed, or to be filed, with the SEC.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of PubCo, BIG3, GRAF or any of their respective affiliates. No such offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Investment in any securities described herein has not been approved or disapproved by the SEC or any other regulatory authority nor has any authority passed upon or endorsed the merits of the offering or the accuracy or adequacy of the information contained herein; any representation to the contrary is a criminal offense.